Landa↗

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Browse rental properties and neighborhoods, review leases, and compare returns - all in one place.





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Earnings from your rental income drop into your account automatically every month.





19:01
◄ TestFlight
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Hello Amit

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Properties



COMING SOON

1394 Oakview Circle

FOREST PARK, GA · SFH
Est. Dividend 9.68% $3.24



COMING SOON    Map

1701 Summerwoods Lane

   



COMING SOON

2505 Oak Circle

ELLENWOOD, GA · SFH

Est. Dividend 9.54%

$3.98

How does it work?

STEP 1



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Browse rental properties and neighborhoods, review leases, and compare returns - all in one place.

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 Map

  



COMING SOON

2505 Oak Circle

ELLENWOOD, GA · SFH

Est. Dividend 9.54%

$3.98

How does it work?

STEP 2



Buy Shares

Invest in rental properties, which are each split into 10,000 shares. No minimum.

Invite your friends

Click here to invite your friends to the Landa community!



🗺 Map



COMING SOON

2505 Oak Circle

ELLENWOOD, GA · SFH

Est. Dividend 9.54%

$3.98

How does it work?

STEP 3



Earn Dividends

Earnings from your rental income drop into your account automatically every month.

Invite your friends

Click here to invite your friends to the Landa community!


🗺 Map



COMING SOON

2505 Oak Circle

ELLENWOOD, GA · SFH

Est. Dividend 9.54%

$3.98

How does it work?

STEP 4

6

Sell On Your Time

Sell shares whenever you like. No fees to buy or sell - ever.

Invite your friends

Click here to invite your friends to the Landa community!

Map



19:04
Cleveland
Murphy
Blue Ridge
Blairsville
Fort Oglethorpe
Dalton
Helen
Calhoun
Rome
Gainesville
Alpharetta
Marietta
Atlanta
2
Covington
Carrollton
Newnan
LaGrange
Thomaston
Auburn
1394 Oakview Circle
FOREST PARK GA •
Est. Dividend 9.68%
$3.24
COMING SOON
Google
Plains
Cordele
Eufaula





Car Locks Griffin GA



Innvision Hospitality

Pinebrook Dr

Carver Rd

Carriage Hills Dr

🏠 9.59%

Buffington Way

Louise Anderson Dr

Summerwoods Ln

Summerwoods Cir

Carver Rd

Reliance Health
& Homecare



COMING SOON

1701 Summerwoods L...

GRIFFIN GA •

Est. Dividend 9.59% $3.88

Google



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Amit New
amit+new42@landa.app



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An "accredited investor" includes any natural person (i) who earned income that exceeded $200,000 (or $300,000 together with a spouse) in each of the prior two years, and reasonably expects the same for the current year, or (ii) has a net worth over $1 million, either alone or together with a spouse (excluding the value of the person's primary residence).

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By clicking CONFIRM, you certify that the information provided is correct and confirm to the certifications on Form W-9.

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All funds deposited in your Landa Account will be held in an account maintained by Synapse. By clicking CONFIRM, you understand and agree that you have reviewed and agree to the Custodial Account Agreement and hereby authorize Synapse's banking partners, member FDIC, to hold your deposit for your benefit.

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By clicking CONFIRM, you understand and agree that you are opening a brokerage account with Drivewealth LLC and Templum Markets LLC, members of FINRA/SIPC, and you have read and agree to Templum's Subscriber Agreement, Privacy Policy, and Regulation Best Interest and



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By clicking CONFIRM, you certify that the information provided is correct and confirm to the certifications on Form W-9.

Primary Issuance

All funds deposited in your Landa Account will be held in an account maintained by Synapse. By clicking CONFIRM, you understand and agree that you have reviewed and agree to the Custodial Account Agreement and hereby authorize Synapse's banking partners, member FDIC, to hold your deposit for your benefit.

Secondary Trading

By clicking CONFIRM, you understand and agree that you are opening a brokerage account with Drivewealth LLC and Templum Markets LLC, members of FINRA/SIPC, and you have read and agree to Templum's Subscriber Agreement, Privacy Policy, and Regulation Best Interest and Driveweath's Terms of Use, Customer Agreement, Alternative Investments Agreement, andDisclosures & Disclaimers

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SINGLE FAMILY HOME

1394 Oakview Circle

Forest Park, GA

3 BD · 1 BA · 1,146 sqft

Est. Share Return
9.68% (31¢)

Acquisition Cost ⓘ
$80,088

COMING SOON

Description

←  **1394 Oakview Circle**
SINGLE FAMILY HOME

Overview   Lease   Area   Finances

Description

A sturdy red brick home located on slightly more than 0.5 acre. The property is well maintained in a quiet neighborhood.

📖 Property Features & Details

Recent Updates   View All

Rent Collected 💰

Dec 16, 2020

Hooray! The Tenant has paid their monthly rent. Total: $775.

● ● ● ● ●

COMING SOON

Target Dividend

3¢
MONTHLY



Per Share   Property


 **1394 Oakview Circle**
SINGLE FAMILY HOME



Property Details

 Bedrooms
3

 Sqft
1,146

 Bathrooms
1

 Year Built
1957


Recent Updates

Rent Collected 💰

Dec 16, 2020

Hooray! The Tenant has paid their monthly rent. Total: $775.

Rent Collected 💰

Nov 17, 2020

Hooray! The Tenant has paid their monthly rent. Total: $775.

Rent Collected 💰

Oct 6, 2020

Hooray! The Tenant has paid their monthly rent. Total: $775.

Move In Ready!

Aug 26, 2020

Tenant has moved out today. Don't worry, our team has been on the hunt for our next Tenant.

Rent Collected 💰

←  **1394 Oakview Circle**
SINGLE FAMILY HOME ⬆

Overview   Lease   Area   Finances

Target Dividend

3¢
MONTHLY

| Per Share | Property |

Estimation only

Monthly Rent Income	$775
Expenses	-$459
Vacancy, Reserve & Others	-$54
Total Dividends	$261

≣ **Dividend Breakdown**

Rent

$775
MONTHLY

COMING SOON

Lease Expiration   **December 2021**

←  **1394 Oakview Circle**
SINGLE FAMILY HOME

Overview   Lease   Area   Finances

Target Dividend

$261
MONTHLY

| Per Share | Property |

Estimation only

Monthly Rent Income	$775
Expenses	-$459
Vacancy, Reserve & Others	-$54
Total Dividends	$261

≣ **Dividend Breakdown**

Rent

$775
MONTHLY

COMING SOON

Lease Expiration   **December 2021**

 

 **1394 Oakview Circle**
SINGLE FAMILY HOME

Documents

Dividend Information

Leases

Inspection Report

Deed

HUD Exhibits

HUD

Tenant Ledger

Appraisal

Dividend Breakdown

Monthly Rent Income	$775.00
Property Tax	-$100.95
Insurance	-$57.83
Management Fee	-$62.00
Mortgage & Debt	-$238.26
Vacancy, Reserve & Others	-$54.25
Total Dividends	$261.71

Estimation only. Amounts may vary.



21:52

1394 Oakview Circle
SINGLE FAMILY HOME

Overview | **Lease** | Area | Finances

Rent

$775

MONTHLY

Lease Expiration	**December 2021**
Tenant Lived Here	**3 years**



Lease 2020

Forest Park, GA

Forest Park lies just nine miles south of Atlanta. It has easy access to Hartsfi... More



COMING SOON
Conley
Thurman Rd
Rockcut Rd

1394 Oakview Circle
SINGLE FAMILY HOME

Overview Lease **Area** Finances

Forest Park, GA

Forest Park lies just nine miles south of Atlanta. It has easy access to Hartsfield-Jackson International Airport. Forest Park has a lower cost of living and unemployment compared to the nation's average. Forest Park hosts the 150 acre State Farmers Market which has a direct economic impact of $3 billion overall and is considered one of the largest of its kind in the world. Less



⊙ More about the area   COMING SOON

Offering Breakdown




←  **1394 Oakview Circle**
SINGLE FAMILY HOME ⬆

Location Info

Residents   Schools

🧑‍🤝‍🧑 Population		19,483
🎂 Median Age		32
💍 Married		36%
🍸 Single		45%
📠 Median Household Income		$34,839
🏠 Home Owners		42%



 **1394 Oakview Circle**
SINGLE FAMILY HOME



Location Info

Residents   **Schools**

 Unidos Dual Language School
Public • 6 out of 10   **1.57 mi**

 Huie Elementary School
Public • 2 out of 10   **0.24 mi**

 Forest Park Middle School
Public • 1 out of 10   **1.42 mi**

 Edmonds Elementary School
Public • 3 out of 10   **0.43 mi**

←  **1394 Oakview Circle**
SINGLE FAMILY HOME ⬆

Overview   Lease   Area   **Finances**

📍 <u>More about the area</u>

Offering Breakdown

$80,088
TOTAL COST

Purchase Price	$73,358
Acquisition Fee	$4,401
Acquisition Expense	$685
Cash Reserve	$1,644

Financing

59%
Loan-to-Value (LTV)

COMING SOON

■ EQUITY   ■ DEBT
$32.436   ~~$47.652~~

 **1394 Oakview Circle**
SINGLE FAMILY HOME

Overview   Lease   Area   **Finances**

Cash Reserve   **$1,644**

Financing

59%
Loan-to-Value (LTV)



■ EQUITY   ■ DEBT
$32,436   **$47,652**

Interest Rate   **6%**

Loan Term   **5 Years**

 **Documents**
8 Files

COMING SOON

Testing the Waters Disclosure

Landa App, LLC (the "Company") intends to conduct a


Overview   Lease   Area   **Finances**

📁 **Documents**
8 Files   >

Testing the Waters Disclosure

Landa App, LLC (the "Company") intends to conduct a securities offering by each series registered under the Company pursuant to Regulation A under the Securities Act of 1933. The Company is now "testing the waters"; to gauge market demand and it is under no obligation to make an offering under Regulation A.

No money or other consideration is being solicited in connection with the information that is now being provided, and if money is sent in response, it will not be accepted. No offer to buy our securities can be accepted and no part of the purchase price can be received until an offering statement on Form 1-A has been filed with and qualified by the Securities and Exchange Commission, and any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of its acceptance given after the Form 1-A qualification date. Any indication of interest you may provide involves no obligation or commitment of any kind.

You may obtain a copy of the offering circular that is part of our offering statement.
For additional legal information please click here.

COMING SOON



Additional Dividend Information

Actual amounts paid could differ from the Target Dividend amount. For more information about the Target Dividends, please review the preliminary offering circular (click here), including the risk factor entitled "We may not be able to make the projected monthly cash distributions per share to holders of our shares in amounts intended or at all".



SINGLE FAMILY HOME

1394 Oakview Circle

Forest Park, GA

🛏 3 BD · 🧻 1 BA · ▦ 1,146 sqft

🏆

Est. Share Return
9.68% (31¢)

〽

Acquisition Cost ⓘ
$80,088

COMING SOON

Description



SINGLE FAMILY HOME

1394 Oakview Circle

Forest Park, GA

🛏 3 BD · 🧻 1 BA · 1,146 sqft

🏆
Est. Share Return
9.68% (31¢)

📈
Acquisition Cost ⓘ
$80,088

COMING SOON

Description


21:52

SINGLE FAMILY HOME

1701 Summerwoods Lane

Griffin, GA

2 BD · 2 BA · 1,209 sqft

COMING SOON

Est. Share Return
9.59% (37¢)

Acquisition Cost
$95,491



21:52

SINGLE FAMILY HOME

1701 Summerwoods Lane

Griffin, GA

2 BD · 2 BA · 1,209 sqft





Est. Share Return
9.59% (37¢)

Acquisition Cost
$95,491

COMING SOON



21:52

SINGLE FAMILY HOME

1701 Summerwoods Lane

Griffin, GA

2 BD · 2 BA · 1,209 sqft





Est. Share Retur COMING SOON uisition Cost

9.59% (37¢) **$95,491**





● ● ● ●

SINGLE FAMILY HOME

1701 Summerwoods Lane

Griffin, GA

🛏 2 BD · 🧻 2 BA · ▫ 1,209 sqft

 

Est. Share Return **COMING SOON** isition Cost ⊘

9.59% (37¢)   **$95,491**



SINGLE FAMILY HOME

1701 Summerwoods Lane

Griffin, GA

🛏 2 BD · 🧻 2 BA · ▦ 1,209 sqft

🏆
Est. Share Return
9.59% (37¢)

📈
Acquisition Cost ⓘ
$95,491

Description

Charming 2-bedroom, 3-bath home built in 2004 and includes a bright living room, gallery kitchen layout with large windo... More

COMING SOON

 **Property Features & Details**

←  **1701 Summerwoods Lane**
SINGLE FAMILY HOME

Overview	Lease	Area	Finances

Description

Charming 2-bedroom, 3-bath home built in 2004 and includes a bright living room, gallery kitchen layout with large windows, ample storage, and a private fenced back yard space. Less

🛏 **Property Features & Details**

Recent Updates   View All

Rent Collected 💰

Jan 13, 2021

Hooray! The Tenant has paid their monthly rent. Total: $950.

COMING SOON

Target Dividend


 **1701 Summerwoods Lane**
SINGLE FAMILY HOME

Property Details

 Bedrooms
2

 Sqft
1,209

 Bathrooms
2

 Year Built
2004

 **1701 Summerwoods Lane**
SINGLE FAMILY HOME

Overview   Lease   Area   Finances

storage, and a private fenced back yard space.
Less

 Property Features & Details

Recent Updates   View All

Rent Collected 💰

Jan 13, 2021

Hooray! The Tenant has paid their
monthly rent. Total: $950.

● ● ● ● ●

Target Dividend

3¢

| Per Share | Property |

MONTHLY

COMING SOON

Estimation only


Monthly Rent Income $950

←  **1701 Summerwoods Lane**
SINGLE FAMILY HOME

Overview	Lease	Area	Finances

Target Dividend

3¢
MONTHLY

Per Share	Property

Estimation only

Monthly Rent Income	**$950**
Expenses	**-$573**
Vacancy, Reserve & Others	**-$66**
Total Dividends	**$310**

≡ **Dividend Breakdown**

Rent

$950
MONTHLY

COMING SOON

Lease Expiration   **September 2020**


Target Dividend

$310
MONTHLY

| Per Share | Property |

Estimation only

Monthly Rent Income	$950
Expenses	-$573
Vacancy, Reserve & Others	-$66
Total Dividends	$310

≡ **Dividend Breakdown**

Rent

$950
MONTHLY

COMING SOON

Lease Expiration   **September 2020**

  **1701 Summerwoods Lane**
SINGLE FAMILY HOME

Documents

Dividend Information

Leases

Inspection Report

Deed

HUD

Exhibits

Appraisal

Dividend Breakdown

Monthly Rent Income	$950.00
Property Tax	-$111.79
Insurance	-$52.17
HOA	-$50.00
Management Fee	-$76.00
Mortgage & Debt	-$283.40
Vacancy, Reserve & Others	-$66.50
Total Dividends	$310.15

Estimation only. Amounts may vary.

21:53



1701 Summerwoods Lane
SINGLE FAMILY HOME

Overview | **Lease** | Area | Finances

Dividend Breakdown

Rent

$950

MONTHLY

Lease Expiration	September 2020
Tenant Lived Here	1 year

Lease 2020

Griffin, GA

Griffin is a city located south of Atlanta. Griffin and Spalding County have mor... More

COMING SOON


41
St



1701 Summerwoods Lane
SINGLE FAMILY HOME

Overview   Lease   **Area**   Finances

Griffin, GA

Griffin is a city located south of Atlanta. Griffin and Spalding County have more than 65 existing manufacturers. Griffin is home to the University of Georgia, as well as a number of other institutions including Southern Crescent Technical College, which has attracted manufacturers. The city draws in tourists through hosting numerous summer events, including the annual Doc Holliday Festival, and offers tours of the many films and tv shows it plays the backdrop of. Less

Google   **COMING SOON**

◉ More about the area



1701 Summerwoods Lane
SINGLE FAMILY HOME

Location Info

Residents   Schools

👥 Population		22,725
🎂 Median Age		32
💍 Married		34%
🍸 Single		45%
💰 Median Household Income		$31,552
🏠 Home Owners		34%



1701 Summerwoods Lane
SINGLE FAMILY HOME

Location Info

Residents   **Schools**



📖 **Griffin High School**
Public • 2 out of 10   `0.71 mi`

📖 **Az Kelsey Academy School**
Public • 4 out of 10   `2.98 mi`

🧩 **Futral Road Elementary School**
Public • 7 out of 10   `3.69 mi`

🧩 **Crescent Road Elementary S...**
Public • 6 out of 10   `2.04 mi`

📖 **Cowan Road Middle School**
Public • 1 out of 10   `3.00 mi`

🧩 **Cowan Road Elementary Sch...**
Public • 3 out of 10   `3.23 mi`

📖 **Carver Road Middle School**
Public • 4 out of 10   `2.79 mi`

🧩 **Beaverbrook Elementary Sc...**

Residents   **Schools**

📖 Griffin High School
Public • 2 out of 10   0.71 mi

📖 Az Kelsey Academy School
Public • 4 out of 10   2.98 mi

🧩 Futral Road Elementary School
Public • 7 out of 10   3.69 mi

🧩 Crescent Road Elementary S...
Public • 6 out of 10   2.04 mi

📖 Cowan Road Middle School
Public • 1 out of 10   3.00 mi

🧩 Cowan Road Elementary Sch...
Public • 3 out of 10   3.23 mi

📖 Carver Road Middle School
Public • 4 out of 10   2.79 mi

🧩 Beaverbrook Elementary Sc...
Public • 2 out of 10   6.05 mi

←  **1701 Summerwoods Lane** ⬆
SINGLE FAMILY HOME

Overview   Lease   Area   **Finances**

📍 <u>More about the area</u>

Offering Breakdown

$95,491
TOTAL COST

Purchase Price	$87,839
Acquisition Fee	$5,270
Acquisition Expense	$685
Cash Reserve	$1,697

Financing

59%
Loan-to-Value (LTV)

COMING SOON

■ EQUITY   ■ DEBT

$38,812 $56,679

21:53



1701 Summerwoods Lane
SINGLE FAMILY HOME

Overview | Lease | Area | **Finances**

Cash Reserve $1,697

Financing

59%
Loan-to-Value (LTV)

EQUITY	DEBT
$38,812	**$56,679**

Interest Rate	6%
Loan Term	5 Years

Documents
7 Files

COMING SOON

Testing the Waters Disclosure

Landa App, LLC (the "Company") intends to conduct a securities offering by each series registered under the


Overview   Lease   Area   **Finances**

📂 **Documents**
7 Files   >

Testing the Waters Disclosure

Landa App, LLC (the "Company") intends to conduct a securities offering by each series registered under the Company pursuant to Regulation A under the Securities Act of 1933. The Company is now "testing the waters"; to gauge market demand and it is under no obligation to make an offering under Regulation A.

No money or other consideration is being solicited in connection with the information that is now being provided, and if money is sent in response, it will not be accepted. No offer to buy our securities can be accepted and no part of the purchase price can be received until an offering statement on Form 1-A has been filed with and qualified by the Securities and Exchange Commission, and any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of its acceptance given after the Form 1-A qualification date. Any indication of interest you may provide involves no obligation or commitment of any kind.

You may obtain a copy of the offering circular that is part of our offering statement.
For additional legal information please click here.

COMING SOON



21:53

SINGLE FAMILY HOME

2505 Oak Circle

Ellenwood, GA

🛏 3 BD · 🧻 1 BA · 🔲 920 sqft

🏆
Est. Share Return
9.54% (38¢)

📈
Acquisition Cost ⓘ
$98,469

COMING SOON

Description



SINGLE FAMILY HOME

2505 Oak Circle

Ellenwood, GA

🛏 3 BD · 🧻 1 BA · ▣ 920 sqft

 Est. Share Return
9.54% (38¢)

 Acquisition Cost ⓘ
$98,469

COMING SOON

Description



SINGLE FAMILY HOME

2505 Oak Circle

Ellenwood, GA

🛏 3 BD · 🧻 1 BA · ▢ 920 sqft

🏆
Est. Share Return
9.54% (38¢)

📈
Acquisition Cost ⓘ
$98,469

COMING SOON

Description



21:53

SINGLE FAMILY HOME

2505 Oak Circle

Ellenwood, GA

🛏 3 BD · 🧻 1 BA · 920 sqft

🏆
Est. Share Return
9.54% (38¢)

📈
Acquisition Cost ⓘ
$98,469

COMING SOON

Description



SINGLE FAMILY HOME

2505 Oak Circle

Ellenwood, GA

🛏 3 BD · 🧻 1 BA · 🔲 920 sqft


Est. Share Return
9.54% (38¢)


Acquisition Cost ⓘ
$98,469

COMING SOON

Description



SINGLE FAMILY HOME

2505 Oak Circle

Ellenwood, GA

 3 BD ·  1 BA · ⬚ 920 sqft

🏆
Est. Share Return
9.54% (38¢)

📈
Acquisition Cost ⓘ
$98,469

Description

A 3-bedroom ranch style home with a recently fully upgraded kitchen and bathroom.

🛏 [Property Features & Details](#)

COMING SOON

Recent Updates   [View All](#)





2505 Oak Circle
SINGLE FAMILY HOME

| Overview | Lease | Area | Finances |

Description

A 3-bedroom ranch style home with a recently fully upgraded kitchen and bathroom.

🛏 Property Features & Details

Recent Updates   View All

Rent Collected 💰

Jan 5, 2021

Hooray! The Tenant has paid their monthly rent. Total: $656.

● ○ ○ ○ ○

Target Dividend   COMING SOON

3¢
MONTHLY



| Per Share | Property |

Property Details

 Bedrooms
3

 Sqft
920

 Bathrooms
1

 Year Built
1961

Recent Updates

Rent Collected 💰

Jan 5, 2021

Hooray! The Tenant has paid their monthly rent. Total: $656.

New Lease Signed ✍️

Oct 14, 2020

It's a done deal. A new Tenant has signed a 1-year lease. Expected move-in date: .

Move In Ready!

Aug 31, 2020

Tenant has moved out today. Don't worry, our team has been on the hunt for our next Tenant.

A new Tenant has moved in 🚚

Aug 1, 2020

Moving day complete! A new Tenant has moved into the rental property.

New Lease Signed ✍️

 **2505 Oak Circle**
SINGLE FAMILY HOME

Overview   Lease   Area   Finances

Target Dividend

3¢
MONTHLY

| Per Share | Property |

Estimation only

Monthly Rent Income	$875
Expenses	-$497
Vacancy, Reserve & Others	-$61
Total Dividends	$316

≡ **Dividend Breakdown**

Rent

$875
MONTHLY

COMING SOON

Lease Expiration   July 2021

←  **2505 Oak Circle**
SINGLE FAMILY HOME

Overview   Lease   Area   Finances

Target Dividend

$316
MONTHLY

Per Share	Property

Estimation only

Monthly Rent Income	$875
Expenses	-$497
Vacancy, Reserve & Others	-$61
Total Dividends	$316

≣ **Dividend Breakdown**

Rent

$875
MONTHLY

COMING SOON

~~Lease Expiration~~   July 2021

   

← **2505 Oak Circle**
SINGLE FAMILY HOME

Documents

Dividend Information

Lease

Deed

HUD

Tenant Ledger

Appraisal


Dividend Breakdown

Monthly Rent Income	$875.00
Property Tax	-$75.55
Insurance	-$58.42
Management Fee	-$70.00
Mortgage & Debt	-$293.29
Vacancy, Reserve & Others	-$61.25
Total Dividends	$316.50

Estimation only. Amounts may vary.





21:54

2505 Oak Circle
SINGLE FAMILY HOME

Overview | **Lease** | Area | Finances

Rent

$875
MONTHLY

Lease Expiration	July 2021
Tenant Lived Here	5 months

Lease 2020

Ellenwood, GA

Ellenwood is a small suburb of southeastern Atlanta. The community is unincorpor... More



Anvilblock Rd
COMING SOON
Grant Rd
675



2505 Oak Circle
SINGLE FAMILY HOME

Overview   Lease   **Area**   Finances

Ellenwood, GA

Ellenwood is a small suburb of southeastern Atlanta. The community is unincorporated, located between Dekalb, Clayton, Henry, and Rockdale counties. Its proximity to the major metropolitan area makes it an attractive choice for commuters. Less



◎ More about the area

COMING SOON

Offering Breakdown

← **2505 Oak Circle**
SINGLE FAMILY HOME

Location Info

Residents   Schools

👥 Population	**41,782**
🎂 Median Age	**36**
💍 Married	**44%**
🍸 Single	**39%**
💰 Median Household Income	**$65,166**
🏠 Home Owners	**77%**

←  **2505 Oak Circle**
SINGLE FAMILY HOME

Location Info

Residents   **Schools**

 Destiny Achievers Academy…
Public • 3 out of 10   **4.16 mi**

Cedar Grove High School
Public • 5 out of 10   **3.82 mi**

Cedar Grove Elementary Sch…
Public • 2 out of 10   **3.79 mi**

21:54



2505 Oak Circle
SINGLE FAMILY HOME

Overview | Lease | Area | **Finances**

More about the area

Offering Breakdown

$98,469
TOTAL COST

Purchase Price	$91,214
Acquisition Fee	$5,473
Acquisition Expense	$685
Cash Reserve	$1,098

Financing

60%
Loan-to-Value (LTV)

COMING SOON

EQUITY	DEBT
$39,813	$58,657

← 2505 Oak Circle
SINGLE FAMILY HOME ⬆️

Overview   Lease   Area   **Finances**

Cash Reserve $1,098

Financing

60%

Loan-to-Value (LTV)



■ EQUITY   ■ DEBT
$39,813   **$58,657**

Interest Rate   **6%**

Loan Term   **5 Years**

📂 **Documents**
6 Files   >

COMING SOON

Testing the Waters Disclosure

Landa App, LLC (the "Company") intends to conduct a
securities offering by each series registered under the

Cash Reserve $1,098

Financing

60%

Loan-to-Value (LTV)



■ EQUITY   ■ DEBT
$39,813   **$58,657**

Interest Rate   **6%**

Loan Term   **5 Years**


Documents
6 Files   >

COMING SOON

Testing the Waters Disclosure

Landa App, LLC (the "Company") intends to conduct a
securities offering ~~by each series registered~~ under the

2505 Oak Circle
SINGLE FAMILY HOME



Overview   Lease   Area   **Finances**

📁 **Documents**
6 Files   >

Testing the Waters Disclosure

Landa App, LLC (the "Company") intends to conduct a securities offering by each series registered under the Company pursuant to Regulation A under the Securities Act of 1933. The Company is now "testing the waters"; to gauge market demand and it is under no obligation to make an offering under Regulation A.

No money or other consideration is being solicited in connection with the information that is now being provided, and if money is sent in response, it will not be accepted. No offer to buy our securities can be accepted and no part of the purchase price can be received until an offering statement on Form 1-A has been filed with and qualified by the Securities and Exchange Commission, and any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of its acceptance given after the Form 1-A qualification date. Any indication of interest you may provide involves no obligation or commitment of any kind.

You may obtain a copy of the offering circular that is part of our offering statement.
For additional legal information please click here.

COMING SOON

 

MY ACCOUNT

 Manage Bank Account

 Transfer Funds

 **My Activity**

 **Account Statements**

 **The Legal Stuff**

 **Trusted Contact**

GENERAL

 **FAQ**

 **Customer Support**

 **Log out**

　　

←

FAQ

What is Landa?　　　　　　　—

Landa is rebuilding real estate investing from the ground up. It's a smart, accessible, and easy-to-use app.

It's designed by a like-minded group of tech geeks, designers, and product makers with a clear intent: to build a platform with a low-cost structure, liquidity, transparency, and fairness in mind.

How does it work?　　　　　　—

1. Explore Properties. You can explore rental properties on our mobile app. We do the legwork and buy, maintain, and manage the properties.
2. Buy Shares. You can expand your investment portfolio by purchasing shares in an LLC. Each LLC owns a rental property, and is divided into 10,000 shares that are available to invest in.
3. Earn Rental Income. Each month after fees and expenses, you can potentially earn distributions from rental income.
4. Sell. You can offer your shares for sale on Landa — whenever you like.

We cannot guarantee that a secondary market will be available. You must be prepared to hold your shares indefinitely.

  



←

What am I buying exactly? —

When you invest, you are buying a share in a limited liability company (LLC) that owns a single rental property. That property can be a single family home, multi-family home, or a commercial property.

Each share gives you the right to your partial (aka "pro rata") profit earned by the LLC. Since every LLC is offering 10,000 shares, each share you buy will provide you the right to earn a fraction (0.01% to be exact) of the profits of that LLC. If you buy all 10,000 shares of an LLC, you will receive 100% of the dividends of that property.

How do I earn dividends through Landa? —

With Landa, you have the opportunity to earn distributions every month, based on the net rental income collected by a property. That's after any expenses and monthly fees are accounted for.

Distributions can vary based on a number of factors, including vacancy, change in rent, or unexpected expenses.

In the event that a property is sold outside the platform, you'll receive your share of the proceeds, after fees and expenses.


←

When are dividends issued? —

On the first day of each month, we pay out dividends from the property's cash flow of the month before.

For example, we collect September's rent early that month. We use the month to process fees and expenses, and distribute profits in early October. The specific date can change from time to time, so don't fret if there's a small delay!

We can provide no assurances that future cash flows will support payment of dividends or that we can maintain dividend payments at any particular level or at all.

Who can invest? —

Anyone who is over 18 and a US resident (with SSN) can buy shares and invest with Landa.

For more info on investing - click here

Is there a maximum amount that I can invest? —

The maximum number of shares you can buy in one LLC is limited to 10% of the greater of your annual income or net worth.

      


←

Can I sell my shares? —

Yes, after the 10,000 shares of the property are sold, you can put your shares for sale (anytime) and allow other investors to buy them from you.

We cannot guarantee that a secondary market will be available. You must be prepared to hold your shares indefinitely.

What happens if there's a vacancy? —

You can rest easy knowing that our expert team will do everything they can to make sure vacancies don't happen. From time to time, vacancies happen. Should there be a vacancy with one of the rental properties you have invested in, you might not earn a monthly dividend until the property is rented.

What happens if there's an unexpected expense? —

To cover any unexpected expenses to the property, Landa sets aside a percentage of the rental income earned on a property as cash reserves.

What happens if the cash reserves aren't enough? We might lower dividends or may not pay a dividend at all.

      


dividend at all...

How does Landa make money? —

We make it a priority to be open about our compensation structure. That way, you understand how we make money and exactly why we chose this compensation model.

In short, we take an acquisition fee and property management fee. The acquisition fee is 5% to 10% of the property purchase price. Right now, the current average acquisition fee is 6%.

There's also a property management fee, which is 5% to 10% of the rental income. The current average property management fee is 8%.

We decided on these two fees to keep things simple, transparent, and to be in step with our values.

All deposits, withdrawals, buying, and selling are free and will stay free.

Want more info? The Landa app is where you'll find all the details for any specific property in the **Property Page**.

Is the income I receive from Landa taxable? —

Yes. You may need to pay taxes on the income you receive from your investments.

  


current average acquisition fee is 6%.

There's also a property management fee, which is 5% to 10% of the rental income. The current average property management fee is 8%.

We decided on these two fees to keep things simple, transparent, and to be in step with our values.

All deposits, withdrawals, buying, and selling are free and will stay free.

Want more info? The Landa app is where you'll find all the details for any specific property in the **Property Page**.

Is the income I receive from Landa taxable?   —

Yes. You may need to pay taxes on the income you receive from your investments.

If you received at least $10 in rental income on a specific property, we'll provide you with the 1099-DIV forms. (Don't worry, your tax person will know what to do with them.)

Every January, we'll send you 1099-DIV tax forms for each property where you received at least $10 in distributions, and 1099-B tax forms for any Landa shares that you sold.

      

←  **1394 Oakview Circle**
SINGLE FAMILY HOME ⬆

Overview   Lease   Area   Finances

1394 Oakview Circle

Forest Park, GA

🛏 3 BD · 🧻 1 BA · ⬛ 1,146 sqft

🏆
Est. Share Return
11.95% (43¢)

📈
Acquisition Cost ⓘ
$80,088

Description

This sturdy, red brick home is located on slightly more than 0.5 acre. The property is well maintained in a quiet neighb... **More**

🛏 **Property Features & Details**

Recent Updates   View All

COMING SOON

Rent Collected 💰

Dec 15, 2020

←  **1394 Oakview Circle**
SINGLE FAMILY HOME

Overview   Lease   Area   Finances

Target Dividend

4¢
MONTHLY

| Per Share | Property |

Estimation only

Monthly Rent Income	**$775**
Expenses	**-$361**
Vacancy, Reserve & Others	**-$54**
Total Dividends	**$359**

☰ **Dividend Breakdown**

Rent

$775   **COMING SOON**
MONTHLY

Lease Expiration   **December 2021**

 
Dividend Breakdown

Monthly Rent Income	**$775.00**
Property Tax	**-$100.95**
Insurance	**-$33.41**
Management Fee	**-$62.00**
Mortgage & Debt	**-$165.06**
Vacancy, Reserve & Others	**-$54.25**
Total Dividends	**$359.33**

Estimation only. Amounts may vary.

9:31

1394 Oakview Circle
SINGLE FAMILY HOME

Overview | **Lease** | Area | Finances

Rent

$775

MONTHLY

Lease Expiration	**December 2021**
Tenant Lived Here	**3 years**

Lease 2020

Forest Park, GA

Forest Park lies just nine miles south of Atlanta. It has easy access to Hartsfi... More



Thurman Rd
Conley
Rock Cut Rd
COMING SOON





9:31

1394 Oakview Circle

SINGLE FAMILY HOME

Overview | Lease | Area | **Finances**

Conley
Thurman
Rock Cut Rd
Rock
Google

[More about the area]

Offering Breakdown

$80,088

TOTAL COST

Purchase Price	$73,358
Acquisition Fee	$4,401
Acquisition Expense	$685
Cash Reserve	$1,644

COMING SOON




Financing

55%
Loan-to-Value (LTV)



■ EQUITY   ■ DEBT

$36,073   **$44,015**

Interest Rate	**4.50%**
Loan Term	**5 Years**

 **Documents**
8 Files

Testing the Waters Disclosure

COMING SOON

Landa App, LLC (the "Company") intends to conduct a
securities offering by each series registered under the
Company pursuant to Regulation A under the Securities Act
of 1933. The Company is now "testing the waters"; to gauge
market demand and it is under no obligation to make an



9:31

SINGLE FAMILY HOME

1701 Summerwoods Lane

Griffin, GA

2 BD · 2 BA · 1,209 sqft





Est. Share Return — Acquisition Cost

COMING SOON

11.6% (50¢) — $95,491

 **WHATSAPP**   now

Davina Harilela
I've only taken a rapid test and that's to visit my
dad in hospital

Target Dividend

4¢
MONTHLY

| Per Share | Property |

Estimation only

Monthly Rent Income	$950
Expenses	-$469
Vacancy, Reserve & Others	-$66
Total Dividends	$413

≡ **Dividend Breakdown**

Rent

$950   COMING SOON
MONTHLY

Lease Expiration   **September 2020**

 
Dividend Breakdown

Monthly Rent Income	**$950.00**
Property Tax	**-$111.79**
Insurance	**-$34.33**
HOA	**-$50.00**
Management Fee	**-$76.00**
Mortgage & Debt	**-$197.64**
Vacancy, Reserve & Others	**-$66.50**
Total Dividends	**$413.74**

Estimation only. Amounts may vary.





9:31

WHATSAPP now

Davina Harilela
I've only taken a rapid test and that's to visit my dad in hospital

Rent

$950

MONTHLY

Lease Expiration	September 2020
Tenant Lived Here	1 year



Lease 2020

Griffin, GA

Griffin is a city located south of Atlanta. Griffin and Spalding County have mor... More



41
COMING SOON

9:32



1701 Summerwoods Lane
SINGLE FAMILY HOME

Overview | Lease | Area | **Finances**


41

More about the area

Offering Breakdown

$95,491
TOTAL COST

Purchase Price	$87,839
Acquisition Fee	$5,270
Acquisition Expense	$685
Cash Reserve	$1,697

COMING SOON

←  **1701 Summerwoods Lane**
SINGLE FAMILY HOME

Overview   Lease   Area   **Finances**

Financing

55%
Loan-to-Value (LTV)

■ EQUITY   ■ DEBT
$42,788   **$52,703**

Interest Rate   **4.50%**

Loan Term   **5 Years**

 **Documents**
7 Files   >

Testing the Waters Disclosure

Landa App, LLC (the "Company") intends to conduct a securities offering by each series registered under the Company pursuant to Regulation A under the Securities Act of 1933. The Company is now "testing the waters"; to gauge market demand and it is under no obligation to make an offering under Regulation A.

COMING SOON

No money or other consideration is being solicited in



9:32

SINGLE FAMILY HOME

2505 Oak Circle

Ellenwood, GA

🛏 3 BD · 🧻 1 BA · 920 sqft

🏆
Est. Share Return
11.67% (51¢)

📈
Acquisition Cost ⓘ
$98,469

COMING SOON

Description

2505 Oak Circle
SINGLE FAMILY HOME

Overview | Lease | Area | Finances

Target Dividend

4¢
MONTHLY

[Per Share | Property]

Estimation only

Monthly Rent Income	$875
Expenses	-$388
Vacancy, Reserve & Others	-$61
Total Dividends	$425

≔ **Dividend Breakdown**

Rent

$875
MONTHLY

COMING SOON

Lease Expiration — **July 2021**

 
Dividend Breakdown

Monthly Rent Income	$875.00
Property Tax	-$75.55
Insurance	-$37.75
Management Fee	-$70.00
Mortgage & Debt	-$205.23
Vacancy, Reserve & Others	-$61.25
Total Dividends	$425.22

Estimation only. Amounts may vary.



9:32

2505 Oak Circle
SINGLE FAMILY HOME

Overview | **Lease** | Area | Finances

Rent

$875
MONTHLY

Lease Expiration	**July 2021**
Tenant Lived Here	**5 months**



Lease 2020

Ellenwood, GA

Ellenwood is a small suburb of southeastern Atlanta. The community is unincorpor... More



Anvilblock Rd
Grant Rd
675
23
413
COMING SOON



9:32

2505 Oak Circle
SINGLE FAMILY HOME

Overview | Lease | Area | **Finances**



675
23
413
Google

More about the area

Offering Breakdown

$98,469
TOTAL COST

Purchase Price	$91,214
Acquisition Fee	$5,473
Acquisition Expense	$685
Cash Reserve	$1,098

COMING SOON

9:32

2505 Oak Circle
SINGLE FAMILY HOME

Overview | Lease | Area | **Finances**

Financing

56%
Loan-to-Value (LTV)



EQUITY	DEBT
$43,742	**$54,728**

Interest Rate	4.50%
Loan Term	5 Years



Documents
6 Files



COMING SOON

Testing the Waters Disclosure
Landa App, LLC (the "Company") intends to conduct a securities offering by each series registered under the Company pursuant to Regulation A under the Securities Act of 1933. The Company is now "testing the waters"; to gauge market demand and it is under no obligation to make an